UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AmendmentNo. 6)

CDW Computer Centers, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

125129 10 6
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
             Rule 13d-1(b)
             Rule 13d-1(c)
   X        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

============ ===================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             MICHAEL P. KRASNY
------------ -----------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                    (a)  |_|
             NOT APPLICABLE                                                         (b)  |_|
------------ -----------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
------------ --------- -------------------------------------------------------------------------
NUMBER OF       5      SOLE VOTING POWER
SHARES                 23,889,265
BENEFICIALLY --------- -------------------------------------------------------------------------
OWNED BY        6      SHARED VOTING POWER
EACH                   0
REPORTING    --------- -------------------------------------------------------------------------
PERSON WITH:    7      SOLE DISPOSITIVE POWER
                       22,449,274
             --------- -------------------------------------------------------------------------
                8      SHARED DISPOSITIVE POWER
                       1,401,686
------------ -----------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             23,889,265
------------ -----------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
             NOT APPLICABLE                                                               |_|
------------ -----------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             28.45%
------------ -----------------------------------------------------------------------------------
    12       TYPE OF REPORT PERSON*
             IN
============ ===================================================================================

* SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)        Name of Issuer:
                       CDW Computer Centers, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
                       200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(a)        Name of Person Filing:
                       Michael P. Krasny

Item 2(b)        Address of Principal Business Office or, if none, Residence:
                       200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(c)        Citizenship:
                       USA

Item 2(d)        Title of Class of Securities:
                       Common Shares

Item 2(e)        CUSIP Number:
                       125129 10 6

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
                       NOT APPLICABLE

Item 4:           Ownership:

                       (a)     Amount Beneficially Owned as of December 31, 2002: 23,889,265 shares
                                (includes 1,108,864 shares subject to the MPK Stock Option Plan and 292,822 shares subject to the MPK Restricted Stock Plan, (collectively "the Plans"), with respect to such shares Mr. Krasny disclaims beneficial ownership and 38,305 shares held by his minor son). Pursuant to the terms of the Plans, Mr. Krasny has the right to vote these shares and receive dividends thereon, if any, until options are exercised or shares vest, respectively. Pursuant to the terms of the
                                MPK Stock Option Plan, non-forfeitable options to purchase 1,108,864 shares with an exercise price of $.00418 per share remain outstanding. All of such options are now exercisable. The last 292,822 shares subject to the MPK
                                Restricted Stock Plan vested on January 1, 2003. Mr. Krasny retains no beneficial ownership with respect to such shares.

                       (b)     Percent of Class: 28.45%

                                (i)     sole power to vote or to direct the vote
                                        23,889,265

                                (ii)    shared power to vote or to direct the vote
                                        0

                                (iii)   sole power to dispose or direct the disposition of
                                        22,449,274

                                (iv)   shared power to dispose or to direct the disposition of
                                        1,401,686

Item 5.           Ownership of Five Percent or Less of a Class:
                       NOT APPLICABLE

Item 6.           Ownership of More than Five Percent on Behalf of Another Person:
                       NOT APPLICABLE

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
                     on by the Parent Holding Company:
                       NOT APPLICABLE

Item 8.           Identification and Classification of Members of the Group:
                       NOT APPLICABLE

Item 9.           Notice of Dissolution of Group:
                       NOT APPLICABLE

Item 10.         Certification:
                       NOT APPLICABLE

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              January 30, 2003
                                              -----------------------------------------------------
                                              Date

                                              /s/ Michael P. Krasny
                                              -----------------------------------------------------
                                              Signature

                                              Michael P. Krasny
                                              -----------------------------------------------------
                                              Name/Title